Exhibit 16.1

Tel: 612-367-3000 Fax: 612-367-3001 www.bdo.com	800 Nicollet Mall, Suite 600 Minneapolis, MN 55402

April 8, 2024

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on April 3, 2024, to be filed by our former client, Predictive Oncology Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

BDO USA, P.C., a Virginia professional corporation, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.